China Kangtai Cactus Bio-Tech Inc.
99 Taibei Road
Limin Economic and Technological Development Zone
Harbin, Heilongjiang Province
People’s Republic of China 150025

June 4, 2012

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	China Kangtai Cactus Bio-tech, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011 and Amended April 15, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 15, 2011
File No. 000-33097

Dear Mr. Rosenberg:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to China Kangtai Cactus Bio-Tech Inc. (the “Company”) dated May 18, 2012.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-K/A (Amendment No. 1)

Notes to Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies
Revenue Recognition, page F-8

Staff Comment 1. Please refer to your response to our comment one. Please address the following:

  You state “we believe it is appropriate for us to continue to recognize revenue from the point of time of delivery of our products to distributors”. You also state “we believe that risk of inventory loss passes to our distributors upon shipment and the Company records the sales when inventory has shipped out.” Please reconcile these statements.

  In the March 23, 2012 conference call, you indicated that the payment is not due until the distributor has resold the product to the customer. In the April 6, 2012 letter, you acknowledge the following: “While the Company may allow its distributor extra days to make payments to the Company that may coincide with how the distributor is remitting to the Company, the Company in its communication to its individual distributors has not formally separately advised each distributor that they have no obligation to pay the Company until the product is resold to the distributor’s customers.” Factor 1(b) of Question Two in SAB Topic 13A2 indicates that even if title to the product has passed to the buyer, revenue recognition is precluded at that point if the buyer's obligation to pay is implicitly excused until the buyer resells the product, which appears to be the case based on your representations regarding the payments not due until sell-through.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
June 4, 2012

  You state “Upon reflection by the Company, the Company has a lack of visibility into or an inability to determine or observe the levels of inventory in the distribution channel.” In your September 30, 2011 Form 10-Q you indicate that you determine your accounts receivable reserve for allowances, returns and doubtful accounts based on “at least the amount of accounts receivable at the balance sheet date projected to be uncollected at the end of the Company’s next fiscal quarter multiplied by our gross profit percentage,” and that such policy essentially defers “income at the balance sheet date related to excess product that may have been shipped by the Company to and still held by its distributors.” Please tell us why you believe the amount you have recorded to reserve for excess product sales is appropriate given a lack of visibility into or an inability to determine or observe the levels of inventory in the distribution channel.

Response:

1.

a)    We apologize for any confusion which may have resulted from our utilizing the phrase “shipped out” interchangeably with the word “delivery.” These statements may be reconciled by the fact that the Company’s goods are deemed to be “delivered” to the distributors when they are picked up by the distributors or their carrier agents. Shipping out from the Company’s facilities represents delivery of product to the Company’s distributors or their customers as the delivery form is signed at the time of shipping out, and the delivery form evidences delivery to the distributor or customer or their carrier, who acts as their agent in receiving the goods. Thus, “we believe it is appropriate for us to continue to recognize revenue from the point of time of delivery of our products to distributors.” Accordingly, the risk of inventory loss passes to our distributors and the Company records the sales when inventory has been shipped out and therefore delivered to the distributor or customer or their carrier agent to transport the goods.

b)    Our auditor had expressed concern regarding the stretch-out of collections (“slowdown” therein) starting in 2010 and continuing to deteriorate as the year 2011 unfolded. Our auditor in monitoring interim quarterly results in performing interim reviews for each 10Q and as it began planning to audit the year end 12/31/2011 10K financial statements had concerns over whether slow collections might suggest collections might be dependent on distributor resale, which the concurring reviewer for the auditor mentioned in our March 23, 2012 conference call. No one representing the Company or the auditor remembers stating that payments from distributors are not due until sell-through, either explicitly or implicitly, nor did either of these groups intend to represent that as fact.

We re-affirm that “While the Company may allow its distributor extra days to make payments to the Company that may coincide with how the distributor is remitting to the Company, the Company in its communication to its individual distributors has not formally separately advised each distributor that they have no obligation to pay the Company until the product is resold to the distributor’s customers.” In particular, in our comprehensive review of our policies and procedures, and the facts in our circumstances, we are confident that the buyer’s obligation to pay is not in any way implicitly excused until sell-through of Company product as evidenced by a variety of documentation we have provided to the SEC staff over the course of our dialogue with the SEC.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
June 4, 2012

c)    Both the Company and its auditor have been monitoring the underlying accounts receivable on a quarterly basis since the collection days experienced thereon began to deteriorate noticeably at the end of 2010 and continuing into 2011. In addition, both the Company and the auditor began to carefully monitor the basis for establishing a reserve for allowances, returns and doubtful accounts in light of available information assembled related to then current accounts receivable in response to PCAOB inspection comments received by our auditor related to the reserve on the Company’s books at 12/31/09.

Our statement “Upon reflection by the Company, the Company has a lack of visibility into or an inability to determine or observe the levels of inventory in the distribution channel” is based on our thorough investigation of our policies and procedures, and facts and circumstances based on a full year of current accounts receivable collection and sales data, in the aggregate and based on a customer by customer analysis, in which all appropriate requirements of the accounting literature have been correctly reviewed by us, thanks to input received from SEC staff to help determine appropriate application of the literature.

Since filing the 9/30/2011 10Q, we have had an opportunity to better evaluate our needs concerning possible reserves for allowances, returns and doubtful accounts. Based on our proper understanding of the accounting literature and our comprehensive review of our facts and circumstances as applied to that literature, based from SEC staff input, none of these reserves should be based on deferral of gross profit of accounts receivable uncollected at the end of the succeeding balance sheet quarter.

We have determined that, as indicated in our response on February 3, 2012 to Staff Comment 2 of the SEC follow-up letter dated January 6, 2012:

“In 2007, we increased the reserve for allowances, returns and doubtful accounts by approximately ¥5,826,225 ($767,139 at the $0.13167 average exchange rate for 2007) to approximately ¥6,117,695 ($838,736 at the $0.13710 December 31, 2007 exchange rate) to essentially defer the gross profit impact of estimated excess product in our distribution channel. In 2008, 2009 and 2010, the aforementioned reserve was adjusted to ¥6,678,710 ($979,700 at the $0.14669 December 31, 2008 exchange rate), ¥6,880,362 ($1,006,597 at the $0.14630 December 31, 2009 exchange rate), and ¥6,626,366 ($1,004,027 at the $0.15152 December 31, 2010 exchange rate), respectively.”

Based on our current comprehensive review of the facts in the preceding paragraph we have concluded that the reserves set aside for possible product sales remaining in the channel may have been inappropriate based on the requirements of the accounting literature given similar Company policies and practices then as now, with proper delivery taking place at that time and subsequent collection based on extended terms, with no implicit sell-through deferral of customer payment obligations.

We believe the impact on 2010 of restating the January 1, 2010 reserve for $1,004,027 would not be material to any key metric – financial measures (including line items in either the balance sheet or profit and loss) at 12/31/2010 or for the year then ended, or for any quarter in the year ended 12/31/2011.

We plan to amend the September 30, 2011 Form 10Q to remove the discussion which states the accounts receivable reserve for allowances, returns and doubtful accounts is based on “at least the amount of accounts receivable at the balance sheet date projected to be uncollected at the end of the Company’s next fiscal quarter multiplied by our gross profit percentage,” and that such policy essentially defers “income at the balance sheet date related to excess product that may have been shipped by the Company to and still held by distributors.” We are removing the disclosure discussion because such accounting does not comply with the requirements of generally accepted accounting principles, and because after thorough investigation of our facts and circumstances and our policies and procedures, as we stated in the second paragraph above, we have concluded that the Company has a lack of visibility into or an inability to determine or observe the levels of inventory in the distribution channel.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
June 4, 2012

Staff Comment 2. Please refer to your response to our comment two. Please address the following:

  You state “Based on the foregoing, title passes on delivery to the carrier, or the customer if the product is picked up by them at the Company’s facilities by the customer.” Please provide us an analysis that supports your conclusion for the point in time in which title legally transfers as “the foregoing” does not support that assertion.

  Clarify for us what is meant by your statement “For the most part, inventory is shipped by truck”. For transactions where shipment is made by other means, please elaborate on the other means in which delivery is made to your customers or distributors.

  You state “The Company’s distribution agreements provide for the Company to pay rail insurance for the benefit of the buyer”. Please clarify what modes of transportation the rail insurance covers. Also, you state, in response to comment one, “the customer pays the delivery costs and typically hires delivery trucks.” Please tell us whether these costs include insurance and clarify what is meant by “typically”

  In light of the Company’s obligation to pay for the rail insurance which would appear to obligate the company to securely deliver goods to the customer, and since the “distribution agreements provide for inspection by the buyer of the quality of the product upon delivery and resolution of any defects in quality with the Company,” please tell us why it is appropriate to recognize revenue at the point of shipment, rather than when delivered to and accepted by the customer.

Response:

2.	a) As we indicated in our February 3, 2012 response to the SEC Staff follow-up dated January 6, 2012:

The Company enters into separate standardized calendar year annual renewable distribution agreements that provide for the distributor to report delivery schedules to the Company, and confirmation of the delivery schedule by both parties, including signature by both parties. In addition, purchase order forms evidencing customer terms are in use. According to the distribution agreement, the Company is not obligated to deliver the goods to the distributor or customer, but rather the distributor is required to arrange for pick-up of the goods from the Company’s premises. The distributor or customer pays the delivery costs and hires the delivery trucks. The distribution agreements provide for inspection by the buyer of the quality of the product upon pick-up by the buyer or their carrier agent and resolution of any defects in quality with the Company. The Company does not have a history of significant returns or credits due to quality. The Company is not responsible for any loss of goods in transit from its facilities. For the foregoing reasons, title to the goods transfers to the buyer upon pick-up from the Company’s premises.

b)    The Company’s distribution agreement provides for the use of “rail transport”, but the Company does not have a history of delivery via rail transport. From the beginning of the Company’s use of distribution agreements through the present, 100% of the Company’s delivery of goods has been made via trucks. The customer pays the delivery costs and hires the delivery trucks. Accordingly, the carrier is the agent of the buyer. Again, there is no obligation by the Company to pay any rail insurance for the benefit of the buyer. In order to avoid misunderstanding, the Company is considering revision of its distribution agreement to delete “rail transport” as an option for delivery for its distributors when annual renewal of agreements occurs in 2013 (or should a new distributor be added for product sales before then in 2012). Truck waybills, reflecting the goods have been delivered from the Company’s storeroom directly to the distributors via delivery trucks and the delivery costs have been paid by the distributors, are available that demonstrate that costs of delivery, including insurance, if purchased, are the responsibility of the distributor.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
June 4, 2012

c)    The Company does not have a history of delivery via rail transport. From the beginning of the Company’s use of distribution agreements through the present, 100% of the Company’s delivery of goods has been made via trucks. So, rail modes of transportation covered by insurance aren’t relevant in determining the appropriateness of our current revenue recognition policy.

The distribution agreements state that the distributor can demand compensation from the local insurance company when discovering railway shipment shortage and breakage, and can require assistance from the Company when in difficulty, and transact standard procedures. If the distributor fails to complete normal procedures over the deadline for demanding compensation (usually within 30 days), the Company is not responsible for damage. The Company is not sure of the specific deadline and terms for demanding compensation, since the customer would deal with the insurance carriers’ procedures by themselves. However, as we indicated in 2. b) and c), from the beginning of the Company’s use of distribution agreements through the present, 100% of the Company’s delivery of goods has been made via trucks.

The customer pays delivery costs and is responsible for hiring the trucks to pick up and deliver Company product purchased by them. The customers’ delivery costs include insurance, if purchased. The distribution agreement states that damage caused by automotive shipment is compensated according to actual checking data after drivers or freight clerks complete procedures. It also states that the distributor must sign on outbound orders if delivery is made by automobile (truck), and check goods on the spot. Truck waybills, reflecting the goods have been delivered from the Company’s storeroom directly to the distributors via delivery trucks and the delivery costs have been paid by the distributors, are available that demonstrate that costs of delivery, including insurance if purchased, are the responsibility of the distributor. The Company is not responsible for damages incurred in transit.

The word “typically” was a poor choice of words. As revised: “ …the customer pays delivery costs and hires delivery trucks.”

d)    The distribution agreements state that the distributor can demand compensation from the local insurance company when discovering railway shipment shortage and breakage, and can require assistance from the Company when in difficulty, and transact standard procedures. If the distributor fails to complete normal procedures over the deadline for demanding compensation (usually within 30 days), the Company is not responsible for damage. The Company is not sure of the specific deadline and terms for demanding compensation, since the customer would deal with the insurance carriers’ procedures by themselves. However, as we indicated in 2. b) and c), from the beginning of the Company’s use of distribution agreements through the present, 100% of the Company’s delivery of goods has been made via trucks.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
June 4, 2012

The distribution agreements provide for inspection by the buyer of the quality of the product upon pick-up by the buyer or its carrier agent and resolution of any defects in quality with the Company. The Company does not have a history of significant returns or credits due to quality.

Based on the preceding 2 paragraphs, it appears the Company’s obligation to securely deliver the goods is substantially complete when goods leave the Company’s storeroom.

Staff Comment 3.        Please refer to your response to our comment three.

  With respect to your accounts receivable that were outstanding for 61 days or more of $9.2 million as of December 31, 2011, please provide us an aging of those amounts not collected as of March 31, 2012.

  With respect to sales that you recorded during the fourth quarter of 2011, please tell us the dollar amount of sales to customers who at the time of sale had outstanding accounts receivables with extended payment terms. Please tell us why you concluded that collectibility was reasonably assured for those sales.

Response:

3.	a) None of the $9.2 million outstanding over 61 days or more at 12/31/2011 remained uncollected at 3/31/2012.

b)     Substantially all sales recorded by the Company during the fourth quarter of 2011 were made on an extended payment term basis to the same customers with outstanding receivables on an extended term basis. Based on quarterly monitoring by the Company and its auditor each of the customers with extended payment terms in each prior quarter had a history of paying what they owed the Company on extended terms in the subsequent quarter and within those extended terms. Delivery forms during each of those quarters represent evidence that delivery was made when revenue was recognized. At December 31, 2011 and for the year then ended delivery and subsequent collections are expected to reinforce that collectability is assured.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or James Shafer, Company counsel, at (415) 955-8900.

Sincerely,

/s/ Hong Bu
Hong Bu
Chief Financial Officer